Exhibit 12

ArvinMeritor, Inc.

Computation of Earnings to Fixed Charges

Six Months Ended March 31, 2007

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$3

Less:
Equity in earnings of affiliates, net of dividends	(7)

(4)
Add fixed charges included in earnings:
Interest expense	61
Interest element of rentals	5

Total	66

Total earnings available for fixed charges:	$62

Fixed Charges (B):
Fixed charges included in earnings	$66
Capitalized interest	—

Total fixed charges	$66

Ratio of Earnings to Fixed Charges (C)	N/A

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(C) Fixed charges exceeded earnings by $4 million for the six months ending March 31, 2007, resulting in a ratio less than one.